NORTHERN LIGHTS FUND TRUST III

OPERATING EXPENSES LIMITATION

AND SECURITY AGREEMENT

COUNTERPOINT FUNDS LLC

THIS OPERATING EXPENSES LIMITATION AND SECURITY AGREEMENT (the “Agreement”) is made as of the 13th day of November, 2023, by and between NORTHERN LIGHTS FUND TRUST III, a Delaware statutory trust (the “Trust”), on behalf of COUNTERPOINT QUANTITATIVE EQUITY ETF (a “Fund”) a series of the Trust, and the advisor of the Fund, COUNTERPOINT FUNDS LLC (the “Advisor”).

RECITALS:

WHEREAS, the Advisor renders advice and services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Advisor dated as of the 13th day of November, 2023 (the “Advisory Agreement”); and

WHEREAS, the Fund is responsible for, and have assumed the obligation for, payment of certain expenses pursuant to the Advisory Agreement that have not been assumed by the Advisor; and

WHEREAS, the Advisor desires to limit the Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Advisor to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. Limit on Operating Expenses. The Advisor hereby agrees to limit the Fund’s current Operating Expenses to an annual rate, expressed as a percentage of the Fund’s average daily net assets for the month, to the amounts listed in Appendix A (the “Annual Limit”). In the event that the current Operating Expenses of the Fund, as accrued each month, exceed its Annual Limit, the Advisor will pay to the Fund, on a monthly basis, the excess expense within the first ten days of the month following the month in which such Operating Expenses were incurred (each payment, a “Fund Reimbursement Payment”).

2. Definition. For purposes of this Agreement, the term “Operating Expenses” with respect to the Fund are defined to include all expenses necessary or appropriate for the operation of the Fund and including the Advisor’s investment advisory or management fee detailed in the Advisory Agreement, any Rule 12b-l fees and other expenses described in the Advisory Agreement, but does not include: (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions, (iii) acquired fund fees and expenses; (iv) fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses); (v) borrowing costs (such as interest and dividend expense on securities sold short); (vi) taxes; and (vii) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees, contractual indemnification of Fund service providers (other than the Adviser)).

3. Reimbursement of Fees and Expenses. The Advisor retains its right to receive in future years on a rolling three year basis, reimbursement of any Fund Reimbursement Payments paid by the Advisor pursuant to this Agreement, if such reimbursement can be achieved within the lesser of the Annual Limit in place at the time of waiver or those in place at the time of recapture.

4. Covenants. So long as this Agreement shall remain in effect, the Advisor represents and covenants that, to the fullest extent permitted by law, the Advisor agrees not to challenge any action taken by the Board or the Trust in executing the terms of this Agreement; provided that the action does not constitute willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties of the Board under this Agreement, the Advisory Agreement, or to the Fund’s shareholders.

5. Term. This Agreement shall become effective on the Fund’s effective date and shall remain in effect until at least May 1, 2025, unless sooner terminated as provided in Paragraph 6 of this Agreement, and shall continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by a majority of the Trustees of the Trust.

6. Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board, on behalf of the Fund, upon sixty (60) days’ written notice to the Advisor. This Agreement may not be terminated by the Advisor without the consent of the Board. This Agreement and the Control Agreement will automatically terminate, with respect to the Fund listed in Appendix A if the Advisory Agreement for the Fund is terminated and the Fund continues to operate under the management of a new investment adviser, with such termination effective upon the effective date of the Advisory Agreement’s termination for the Fund.

7. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

8. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

9. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

NORTHERN LIGHTS FUND TRUST III	COUNTERPOINT FUNDS LLC
on behalf of Counterpoint Quantitative Equity ETF

By: _/s/ Brian Curley_________________	By: __/s/ Michael Krause_________________
Name: Brian Curley	Name: Michael Krause
Title: President	Title: Managing Member

Appendix A

Fund	Operating Expense Limit
Counterpoint Quantitative Equity ETF	0.75%

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